Exhibit 99.7

February 16, 2006

IMPERIAL TOBACCO GROUP ACQUIRES NORWEGIAN DISTRIBUTION COMPANY

Imperial Tobacco Group PLC today announced the acquisition of Gunnar Stenberg A.S., the Norwegian distributor of tobacco products and accessories. The unaudited gross asset value of the business at December 31, 2005, was £10 million and the consideration is not material in the context of Imperial Tobacco Group.

Gunnar Stenberg distributes a range of products in Norway, including rolling papers, cigarettes, fine cut tobacco, snus, and filter tubes. Gunnar Stenberg already distributes Rizla rolling papers in Norway and the acquisition will provide the opportunity to launch other Imperial Tobacco Group brands in the Norwegian market.

The acquisition follows Imperial Tobacco Group’s purchase of a 43% stake in the Swedish snus manufacturer Skruf in September 2005, with a commitment to purchase the balance of the shares by mid-2009.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said: “We are delighted with the acquisition of Gunnar Stenberg, which enhances our geographic footprint and further strengthens our competitive position in Scandinavia.”

ENDS

For further information contact:

Alex Parsons	Group Media Relations Manager	+44 (0) 117 933 7241
Simon Evans	Group Media Relations Executive	+44 (0) 117 933 7375
John Nelson-Smith	Investor Relations Manager	+44 (0) 117 933 7032

Notes to editors:

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars in 130 countries worldwide. It currently has 15,000 employees and 32 manufacturing sites.